UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers: 33-25419, 33-64058 and 333-75256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Airgas, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087-5283

REQUIRED INFORMATION

     (1) Financial Statements:

     The following financial statements, including the Report of Independent Registered Public Accounting Firm, of the Airgas, Inc. 401(k) Plan, are submitted herewith:

•	Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002

•	Notes to Financial Statements

•	Schedule 1 - Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2003

     The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.

     (2) Exhibits:

     23 Consent of KPMG LLP

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRGAS, INC. 401(k) PLAN
(Name of Plan)

	BY:	/s/Roger F. Millay
Roger F. Millay
Senior Vice President and
Chief Financial Officer

	BY:	/s/Dwight T. Wilson
Dwight T. Wilson
Senior Vice President - Human Resources
DATED: June 22, 2004

AIRGAS, INC. 401(k) PLAN

Financial Statements and
Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

AIRGAS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Airgas, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Airgas, Inc. 401(k) Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Philadelphia, Pennsylvania
June 16, 2004

AIRGAS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments	$183,522,241	$145,720,954

Receivables:
Employee contributions	1,115,708	1,097,144
Employer contributions	323,721	310,299

Total receivables	1,439,429	1,407,443

Participant loans receivable	7,192,399	6,709,376

Net assets available for benefits	$192,154,069	$153,837,773

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Additions to net assets attributable to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$27,901,198	$(13,395,513)
Interest and dividends	3,370,159	3,355,928

Total investment income (loss), net	31,271,357	(10,039,585)

Contributions:
Employee	14,494,689	14,141,373
Employer	4,624,090	5,200,758
Rollovers and other	1,645,975	5,945,169

Total contributions	20,764,754	25,287,300

Deductions:
Benefits paid to participants	(13,460,935)	(14,315,300)
Administrative fees	(258,880)	(282,380)

Total deductions	(13,719,815)	(14,597,680)

Net additions	38,316,296	650,035

Net assets available for benefits:
Beginning of year	153,837,773	153,187,738

End of year	$192,154,069	$153,837,773

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Airgas, Inc. 401(k) Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (the Company). Included in the assets of the Plan are contribution rollovers from benefit plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Vanguard Fiduciary Trust Company serves as the trustee for the Plan.

(b)	Contributions

Employee

The Plan permits a participant to defer up to 50% of eligible compensation, subject to the maximum dollar limitation. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. The Plan was amended during 2002 to adopt new tax regulations, which allow higher contribution amounts for certain participants. In no event will the contribution exceed maximum allowable contributions as prescribed by the Internal Revenue Service, which were $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively. The employee contribution receivables at December 31, 2003 and 2002 represent payroll withholdings withheld through the end of each calendar year, which were received by the Plan in the subsequent year.

Contributions in 2003 and 2002 reflect approximately $1.6 million and $5.9 million, respectively, of rollover contributions from employees associated with companies acquired.

Employer

Contributions to the Plan by the Company are made on a matched basis at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Plan participants are eligible for Company matching contributions after they have completed one year of service with the Company. The Plan was amended during 2002 to exempt certain acquired employees from the one-year service requirement for employer matching contributions. The employer contribution receivables at December 31, 2003 and 2002 represent Company matching contributions through the end of each calendar year, which were received by the Plan in the subsequent year.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

In addition to the required Company match, the Company elected to make discretionary contributions as determined by the Board of Directors. The Company made profit sharing discretionary contributions of $663,000 and $1,299,000 for the years ended December 31, 2003 and 2002, respectively. Each subsidiary allocates its profit sharing to individual participants based on their proportionate compensation.

(c)	Participant Accounts

Contributions are invested as directed by each participant in 12 separate investment funds. Each participant may designate, by written notice to the Plan administrator, how the contributions to his or her account are to be allocated among the 12 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit a written notice of allocation, contributions will be invested in the Retirement Savings Trust. In addition to the above initial election, participants may elect, by calling the Trustee, to transfer monies among the investment funds in 1% increments of the total funds credited to their account. Interest, dividends and other income earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant’s balance to the total fund balance.

(d)	Participant Loans

The Plan administrator may, upon the application of a participant, direct the Trustee to make a loan to such a participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant’s Plan account balance or $50,000. The minimum loan amount is $1,000 and loans are secured by 50% of the participant’s Plan account balance. The loan will bear interest at a rate equal to prime plus 2% and shall provide for periodic repayment over a reasonable period of time not to exceed five years for general-purpose loans and 30 years for principal residence loans. The prime rate was 4% and 4.25% at December 31, 2003 and 2002, respectively.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the Internal Revenue Service as a distribution from the Plan. The Plan participant may then be subject to taxes and penalties related to the distribution.

(e)	Vesting

Participants are immediately vested in all contributions. In addition, all earnings on such investments are fully vested.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Payment of Benefits

Upon retirement, death or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the Plan administrator.

(g)	Administrative Expenses

All administrative expenses have been paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets.

(b)	Investments

Investments in the Airgas Common Stock Fund are valued at market value based upon closing prices at the Plan year-end. The fair values of the Vanguard funds are based on the net asset values per share at year-end.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is followed in determining the cost of investments sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Investment options as of December 31, 2003 and 2002, were as follows:

The Airgas Common Stock Fund invests in Airgas, Inc. common stock to provide the possibility of long-term growth through increases in the value of the stock. The stock value per share was $21.48 and $17.25 at December 31, 2003 and 2002, respectively. At December 31, 2003, 3,123 Plan participants were invested in the fund.

The Vanguard Explorer Fund seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospect for above-average growth. The value per share was $65.62 and $45.49 at December 31, 2003 and 2002, respectively. At December 31, 2003, 1,577 Plan participants were invested in the fund.

The Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. The value per share was $16.13 and $12.16 at December 31, 2003 and 2002, respectively. At December 31, 2003, 1,278 Plan participants were invested in the fund.

The Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. The value per share was $15.16 and $12.06 at December 31, 2003 and 2002, respectively. At December 31, 2003, 2,971 Plan participants were invested in the fund.

The Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. The value per share was $102.67 and $81.15 at December 31, 2003 and 2002, respectively. At December 31, 2003, 2,530 Plan participants were invested in the fund.

The Vanguard Wellington Fund seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of its assets in stocks and the remaining 35% in bonds. The value per share was $28.81 and $24.56 at December 31, 2003 and 2002, respectively. At December 31, 2003, 2,347 Plan participants were invested in the fund.

The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 65% to 90% stocks, 10% to 35% bonds and 0% to 25% cash investments. The value per share was $18.16 and $14.36 at December 31, 2003 and 2002, respectively. At December 31, 2003, 1,373 Plan participants were invested in the fund.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 45% to 70% stocks, 30% to 55% bonds and 0% to 25% cash investments. The value per share was $16.61 and $13.87 at December 31, 2003 and 2002, respectively. At December 31, 2003, 1,125 Plan participants were invested in the fund.

The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, international stock fund, two bond funds and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 25% to 50% stocks, 50% to 75% bonds and 0% to 25% cash investments. The value per share was $14.54 and $12.82 at December 31, 2003 and 2002, respectively. At December 31, 2003, 676 Plan participants were invested in the fund.

The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 5% to 30% stocks, 70% to 95% bonds and 0% to 25% cash investments. The value per share was $13.20 and $12.32 at December 31, 2003 and 2002, respectively. At December 31, 2003, 580 Plan participants were invested in the fund.

The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The value per share was $10.31 and $10.38 at December 31, 2003 and 2002, respectively. At December 31, 2003, 1,298 Plan participants were invested in the fund.

The Vanguard Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two-year to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1 per share. At December 31, 2003, 3,721 Plan participants were invested in the trust.

(c)	Use of Estimates

The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires the Plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for Plan benefits. Actual results could differ from those estimates.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The following investments represent 5% or more of the net assets available for benefits at December 31, 2003 and 2002:

	2003	2002
Airgas Common Stock Fund	$47,388,044	$42,557,431
Vanguard U.S. Growth Fund	21,528,606	16,054,447
Vanguard 500 Index Fund	19,142,023	12,825,821
Vanguard Wellington Fund	23,809,901	19,105,008
Vanguard Retirement Savings Trust	30,951,288	28,593,480
Vanguard Explorer Fund	10,288,953	*

*	- The amount was less than 5% of the net assets available for benefits.

During the years ended December 31, 2003 and 2002, the net appreciation (depreciation) in the fair value of investments (including realized gains and losses) was as follows:

	2003	2002
Airgas Common Stock Fund	$9,680,352	$5,424,072
Mutual Funds	18,220,846	(18,819,585)

Net appreciation (depreciation) in fair value of investments	$27,901,198	$(13,395,513)

(4)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 31, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and continues to be exempt from federal income taxes.

(5)	Related-Party Transactions

The Plan investments are managed by an affiliate of Vanguard Fiduciary Trust Company, who acts as trustee for the Plan. Investment transactions of the Plan qualify as party-in-interest transactions, but are not prohibited transactions.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.

(7)	Defaulted Loans

During the year ended December 31, 2003, there were 196 participants who were in default of their loans, 5 of which were active employees. Loans in the amount of $725,548 were in default and included in participant loans as of December 31, 2003.

During the year ended December 31, 2002, there were 141 participants who were in default of their loans, none of which were active employees. Loans in the amount of $496,460 were in default and included in participant loans as of December 31, 2002.

Subsequent to a remedy period that provides for the repayment of defaulted loans, uncollectible defaulted loans are treated as taxable distributions from the Plan to the respective participants.

(8)	Acquisitions

From time to time, the Plan Sponsor acquires other companies, whose employees are eligible for participation in the Plan in accordance with the Plan Document. On February 28, 2002, the Company purchased the majority of Air Products and Chemicals, Inc.’s U.S. packaged gas business. Approximately 1,100 employees associated with the acquired business were eligible to participate in the Plan effective March 1, 2002.

Schedule 1

AIRGAS, INC. 401(k) PLAN

Supplemental Schedule of Assets Held for Investment Purposes

December 31, 2003

Number of
Shares	Investments *	Fair Value
	Common stock:
2,206,147	Airgas Common Stock Fund	$47,388,044
	Mutual funds:
156,796	Vanguard Explorer Fund	10,288,953
294,452	Vanguard International Growth Fund	4,749,515
1,420,092	Vanguard U.S. Growth Fund	21,528,606
186,442	Vanguard 500 Index Fund	19,142,023
826,445	Vanguard Wellington Fund	23,809,901
463,025	Vanguard LifeStrategy Growth Fund	8,408,545
355,020	Vanguard LifeStrategy Moderate Growth Fund	5,896,882
211,809	Vanguard LifeStrategy Conservative Growth Fund	3,079,710
159,589	Vanguard LifeStrategy Income Fund	2,106,579
598,661	Vanguard Total Bond Market Index Fund	6,172,195
30,951,288	Vanguard Retirement Savings Trust, 4.25%	30,951,288
	Employee loans, 6% to 12%	7,192,399

	Total assets held for investment purposes	$190,714,640

*	- Investment transactions of the Plan qualify as party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm.